Exhibit 99.1

Leading Independent Proxy Advisory Firms ISS and Egan Jones Recommend Trina Solar Shareholders Vote “FOR” the Proposed Going-Private Transaction

Trina Solar Continues to Prepare for the Going-Private Transaction

CHANGZHOU, China, December 7, 2016 [/PRNewswire/] — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced that it continues to work with all parties involved for completion of the transactions contemplated in the Company’s previously announced agreement and plan of merger, dated August 1, 2016, as amended (the “Merger Agreement”), among Fortune Solar Holdings Limited (“Parent”), Red Viburnum Company Limited (“Merger Sub”) and the Company.

The Company kindly reminds its shareholders that the Company’s extraordinary general meeting of shareholders (the “EGM”) to consider and vote on, among other things, the Merger Agreement, the Plan of Merger (as defined below) and the transactions contemplated thereby, will be held on December 16, 2016 at 10:00 a.m. (Beijing time) at the board room, Changzhou Trina Solar Energy Co., Ltd., No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu, People’s Republic of China (“PRC”). If you have not mailed in your proxy, please mail them in immediately.

In addition, the Company has recently received a number of inquiries from shareholders regarding the status of the proposed transaction.  The Company has consulted with the buyer group (the “Buyer Group”) and the Buyer Group advised that it continues to expect the proposed transaction to be completed as planned.  The parties to the Merger Agreement are continuing to work diligently towards satisfaction of all closing conditions.

The Company’s board of directors (with the Chairman abstaining) (the “Board”) continues to recommend that Trina Solar shareholders vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger (as defined below) and the transactions contemplated thereby and FOR the proposal to adjourn the EGM in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution to be proposed at the EGM.

The Company is pleased to announce that two of the three leading proxy advisory firms agree with the Board.  Institutional Shareholder Services (“ISS”) and Egan-Jones Proxy Services (“Egan-Jones”) have recommended that Trina Solar shareholders vote FOR both proposals.

In its report, ISS cited the following rationale for its recommendation:

“-  the offer price is deemed fair and reasonable and endorsed by the independent financial adviser retained by the special committee;

-  the appointment of a special committee consisting of only disinterested directors partially mitigates the concern over conflict of interest;

-  there are the presence of the pre-signing market check process and the fact that the special committee failed to find an actionable offer from third parties; and

-  dissenters’ right is offered by the company to protect the interest of minority shareholders.”

Egan-Jones’ recommendation report stated its view of the proposed transaction as a “…a desirable approach in maximizing shareholder value. After careful consideration, we believe that approval of the Merger Agreement is in the best interests of the Company and its shareholders and its advantages and opportunities outweigh the risks associated to the transaction.”

The Company also noted that it strongly disagrees with the recommendation of Glass, Lewis & Co. that Trina Solar shareholders vote against both proposals because, among other things, it fails to adequately consider (i) the benefits of the transaction, especially the ability to provide immediate liquidity and certainty of value to the Company’s shareholders, (ii) the lack of other compelling alternatives available to the Company and the fact that no third party offers to acquire the Company were received and (iii) the risks associated with operating in the current industry environment as a standalone listed company.

Pursuant to the Merger Agreement and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (as defined below) (the “Plan of Merger”), subject to the satisfaction of closing conditions, the Company will be acquired for cash consideration of US$0.232 in cash per ordinary share or US$11.60 in cash per American depositary share (“ADS”) of the Company, each representing 50 ordinary shares (other than the excluded shares as specified in the Merger Agreement), and Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent in accordance with Cayman Islands Companies Law. If completed, the Merger will result in the Company becoming a privately held company, the Company’s ADSs will no longer be listed on the New York Stock Exchange and the American depositary shares program for the Company’s ADSs will terminate.

Shareholders of record as of the close of business in the Cayman Islands on December 5, 2016 will be entitled to attend and vote at the EGM. ADS holders as of the close of business in New York City on November 14, 2016 will be entitled to instruct The Bank of New York Mellon, the ADS depositary, to vote the ordinary shares represented by the ADSs at the EGM, and are reminded that the deadline to deliver their voting instructions to the ADS depositary is 5:00 p.m. (New York City time) on December 12, 2016.

The Company’s shareholders and ADS holders are urged to read carefully and in their entirety the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov).

The Company has also retained MacKenzie Partners, Inc. as its proxy solicitor to assist it in connection with its upcoming EGM. Shareholders and ADS holders who have questions about the Merger Agreement or the Merger, need additional copies of the Company’s proxy materials, or need assistance in voting their ordinary shares or ADSs are encouraged to contact MacKenzie Partners, Inc. by email at proxy@mackenziepartners.com or by phone at +1 (800) 322-2885 (toll free) or at +1 (212) 929-5500 (outside of the United States).

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the EGM; the possibility that competing offers will be made; the expected timing of the completion of the Merger; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company (including the Schedule 13E-3 transaction statement and the proxy statement attached thereto). These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The Company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Trina Solar Limited	Christensen IR
Merry Xu	Linda Bergkamp
Interim CFO	Phone: +1 480 614 3014 (US)
Email: merry.xu@trinasolar.com	Email: lbergkamp@ChristensenIR.com

Yvonne Young
Investor Relations Director
Email: ir@trinasolar.com